PURE DIAMONDS
EXPLORATION INC. I.PUG

Fax: 1-202-777-1030

To: Securities & Exchange Commission – Washington, D.C.

Attention: Compliance

From: Debra Watkins

Re: Pure Diamonds News Release

SUPPL

STRICTLY CONFIDENTIAL

Please deliver to the addressee immediately

PLEASE FIND ATTACHED LATEST NEWS RELEASE

Re: File No: 82-3520

1255 West Pender Street
Vancouver, B.C. Canada V6E 2V1
Phone: 604-687-2038 Fax: 604-687-3141

dlw 7/23

NEWS RELEASE
PURE DIAMONDS EXPLORATION INC.

Suite 800 – 1199 West Hastings Street, Vancouver, B.C. V6E 3T5
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

July 21, 2008 **TSX Symbol:PUG**

Pure Diamonds Acquired 100% of Baffin Island Project

Pure Diamonds Exploration Inc. ("**Pure Diamonds**" or the "**Company**") is pleased to provide this update regarding the High Arctic Joint Venture. The final results from the 2007 exploration program on Cornwallis and Devon Islands were received and reviewed by the technical staff of Joint Venture Partner De Beers Canada Mining Inc. and independent consultants. Included in this review was an analysis of the mineralogy, chemistry and physical characteristics of the kimberlite indicator minerals and related heavy mineral concentrates collected from the bulk samples and follow up infill sampling from the kimberlite indicator minerals discoveries in 2006. The final results were also interpreted in relationship to the airborne magnetic survey that was completed over Cornwallis Island in 2007. As a result of this study and also a need to focus the Company's exploration efforts, Pure Diamonds elected to renegotiate the High Arctic Joint Venture resulting in the acquisition of a 100% interest in the Baffin Island Project and related assets while relinquishing the Option on the balance of the Projects.

This agreement allows Pure Diamonds to focus on the advanced Baffin Island Project, which has been the site of two discoveries of kimberlite in situ associated with a large target area defined by kimberlite boulders, kimberlite indicator mineral anomalies and geophysical targets. Diamond drilling in 2005 resulted in the discovery of the Amon kimberlite and in 2006 the discovery of the Aliguja kimberlite. These two discoveries are on trend with each other and over 2 kilometers apart. As has been previously reported, these two discoveries define a prospective ENE-WSW kimberlite trend of over 2 kilometres, which is extended when including kimberlite float to over 5 kilometres along strike. In addition, microdiamond analysis from the boulders that are related to both discoveries confirmed the excellent diamond potential of the kimberlite. Furthermore, the micro diamond analyses from both the Aliguja and Amon boulder trains returned 263 and 234 micro diamonds from 99.3 and 136.2 kilograms respectively, strongly confirming the diamond potential from both of these kimberlite dyke systems. The Amon and Aliguja kimberlites are located at the very south end of a series of boulder trains which, together, forms a train that is over 50 kilometres long. As the ice direction is from north to south, the source of the majority of these boulder trains has yet to be discovered.

A recent review of the results from the exploration to date by independent geological consultants, Apex Geoscience Ltd. ("Apex"), has identified a number of target areas for detailed exploration. In addition to expanding the information of the Amon-Aliguja trend, there are a number of areas of anomalous kimberlite indicator mineral results both along and adjacent to the kimberlite boulder trend. Apex has been retained by Pure Diamonds to initially conduct a field review on the Project area and, during the summer of 2008, conduct a program of detailed indicator mineral sampling, prospecting and geological mapping. In addition, detailed ground geophysics may be conducted over areas of interest. Apex has also recommended detailed drilling of the Amon-Aliguja kimberlite trend to define the kimberlite in more detail and identify areas for trenching and surface sampling.

.../Cont'd.

This area of the Arctic continues to be an active area for diamond exploration. On Baffin Island, Kennecott Exploration, Peregrine Diamonds and Patrician Diamonds are conducting exploration. To the south on Melville Peninsula, Stornoway Diamonds continues to conduct exploration on the Aviat Project. Elsewhere in the eastern Arctic, Diamonds North and Indicator Minerals are also actively operating with significant success.

Pure Diamonds is very pleased to have successfully renegotiated the High Arctic Joint Venture to allow the acquisition of a 100% interest in the Baffin Island Project. It is one of only a few Projects with a defined kimberlite discovery and most importantly excellent microdiamond analysis and indicator mineral chemistry that indicates the potential for additional discoveries. The 2008 program and ongoing studies are designed to define additional targets for diamond drilling and expand the potential of the Amon-Aliguja kimberlite.

For further information, please contact:

Gordon Keevil – President

(604) 687-2038 or visit our website at www.pure-diamonds.ca

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